UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Alliance HealthCare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08606103

(CUSIP Number)

Todd Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08606103

1.	Names of Reporting Persons: OCM Principal Opportunities Fund IV, L.P. I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person PN

CUSIP No. 08606103

1.	Names of Reporting Persons: OCM Principal Opportunities Fund IV GP, L.P. I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 08606103

1.	Names of Reporting Persons: OCM Principal Opportunities Fund IV GP Ltd. I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund GP, L.P.

CUSIP No. 08606103

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No. 08606103

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 08606103

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 08606103

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 08606103

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 08606103

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,437,945*

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,437,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.6%

14	Type of Reporting Person OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC

CUSIP No. 08606103

1.	Names of Reporting Persons: MTS Health Investors II, L.P. I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person PN

CUSIP No. 08606103

1.	Names of Reporting Persons: MTS Health Investors II GP, LLC I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

* Solely in its capacity as the general partner of MTS Health Investors II, L.P.

CUSIP No. 08606103

1.	Names of Reporting Persons: MTS Health Investors II GP Holdings, LLC I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒*
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

* Solely in its capacity as the managing member of MTS Health Investors II GP, LLC.

CUSIP No. 08606103

1.	Names of Reporting Persons: Alliance-Oaktree Co-Investors, LLC I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

CUSIP No. 08606103

1.	Names of Reporting Persons: Alliance-MTS Co-Investors I, LLC I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

CUSIP No. 08606103

1.	Names of Reporting Persons: Alliance-MTS Co-Investors II, LLC I.R.S. Identification No. of Above Persons - (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None

	8.	Shared Voting Power 5,437,945

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,437,945

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,437,945

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 50.6%

14.	Type of Reporting Person OO

This Amendment No. 7 (“Amendment”) amends and supplements the statement on Schedule 13D, dated March 23, 2007 (as amended and supplemented, the “Statement”), previously filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2007 by OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund IV GP, L.P., OCM Principal Opportunities Fund IV GP Ltd., Oaktree Capital Management, LLC, MTS Health Investors II, L.P., MTS Health Investors II GP, L.P, and MTS Health Investors Holdings GP Holdings, LLC (the “Original Reporting Persons”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.

Item 1.                                 Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The Statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance HealthCare Services, Inc., a Delaware corporation (“Issuer”).  Issuer’s principal executive offices are located at 100 Bayview Circle, Suite 400, Newport Beach, California 92660.

Item 2.                                 Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)            OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM Fund”);

(ii)           OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“OCM Fund GP”), in its capacity as the general partner of OCM Fund;

(iii)          OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“OCM Fund GP Ltd.”), in its capacity as the general partner of OCM Fund GP;

(iv)          Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the sole shareholder of OCM Fund GP Ltd.;

(v)           Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(vi)          OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(vii)         Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as the managing member of Holdings I;

(viii)        Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(ix)          Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”, and together with OCM Fund, OCM Fund GP, OCM Fund GP Ltd., GP I, Capital I, Holdings I, Holdings and OCH, the “Oaktree Reporting Entities”), in its capacity as the manager of OCG;

(x)           MTS Health Investors II, L.P., a Delaware limited partnership (“MTS”);

(xi)          MTS Health Investors II GP, LLC, a Delaware limited liability company (“MTS GP”), in its capacity as general partner of MTS;

(xii)         MTS Health Investors II GP Holdings, LLC, a Delaware limited liability company (“MTS Holdings” and, together with MTS and MTS GP, the “MTS Reporting Entities”), in its capacity as the Class A Member of MTS GP;

(xiii)        Alliance-Oaktree Co-Investors, LLC, a Delaware limited liability company (“OCM LLC”, and together with the OCM Fund, the “OCM Investors”);

(xiv)        Alliance-MTS Co-Investors I, LLC, a Delaware limited liability company (“MTS I LLC”); and

(xv)         Alliance-MTS Co-Investors II, LLC, a Delaware limited liability company (“MTS II LLC”).

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons”.  OCM Fund and MTS are hereinafter referred to each as an “Investor”, and collectively as the “Investors”.  OCM LLC, MTS I LLC, and MTS II LLC are hereinafter referred to each as a “Co-Investor”, and collectively as the “Co-Investors”.  Pursuant to the provisions of Rule 13d-1(k)(1) under the Exchange Act, the Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons have entered into a Joint Filing Agreement, dated November 1, 2010, a copy of which was filed with Amendment No. 6  to the Statement as Exhibit 1 (which is incorporated herein by reference).

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

(a) — (c) & (f)

Oaktree Reporting Entities

OCM Fund is principally engaged in the business of investing in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.

OCM Fund GP is principally engaged in the business of serving as the general partner of OCM Fund.

OCM Fund GP Ltd. is principally engaged in the business of serving as the general partner of OCM Fund GP.

GP I is principally engaged in the business of (i) serving as, and performing the functions of, the general partner of certain investment funds or serving as, and performing the functions of, the managing member of the general partner of certain investment funds or (ii) acting as the sole shareholder of certain controlling entities of certain investment funds.

Capital I is principally engaged in the business of serving as, and performing the functions of, the general partner of GP I.

Holdings I is principally engaged in the business of serving as, and performing the functions of, the general partner of Capital I.

Holdings is principally engaged in the business of serving as, and performing the functions of, the managing member of Holdings I and holding limited partnership interests in Capital I.

OCG is principally engaged in the business of acting as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts.

OCHG GP is principally engaged in the business of serving as, and performing the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and the manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

MTS Reporting Entities

MTS is principally engaged in the business of serving as a private investment limited partnership investing primarily in the healthcare industry. The principal business of MTS GP is serving as general partner to MTS and other private investment funds. The principal business of MTS Holdings is serving as Class A Member of MTS GP.

The address of the principal place of business and principal office of MTS, and of the executive officers of MTS Holdings listed below is 623 Fifth Avenue, 14th Floor, New York, New York 10022.

Officers of MTS Holdings

Curtis Lane	Senior Managing Director
Oliver T. Moses	Senior Managing Director

All individuals listed above are citizens of the United States of America.

The Co-Investors

The Co-Investors are principally engaged in the business of making investments in the Common Stock of the Issuer and any actions that are necessary or appropriate in connection with such investment.

Each Co-Investor is managed by a managing member.  The managing member of OCM LLC, a Delaware limited liability company, is OCM Fund GP.  As indicated above, the address of the principal place of business and principal office of the Oaktree Reporting Entities and of the members and executive officers of Oaktree listed above, is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The managing member of MTS I LLC and MTS II LLC, both Delaware limited liability companies, is MTS GP.  As indicated above, the address of the principal place of business and principal office of MTS, and of the members and executive officers of MTS listed below is 623 Fifth Avenue, 14th Floor, New York, New York 10022.

All individuals listed above are citizens of the United States of America.

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable), (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On March 16, 2007, the Investors entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Viewer Holdings LLC (“Viewer”).  Pursuant to the Purchase Agreement and subject to certain conditions described in the Purchase Agreement, Viewer agreed to sell to the Investors (or their permitted assignees) an aggregate of 24,501,505 shares of Common Stock held by Viewer (the “Initial Shares”) at a price of $6.25 per share in cash for an aggregate purchase price of $153,134,406.25 (the “Purchase Price”).  The Oaktree Reporting Persons beneficially owned 327,500 shares of Common Stock prior to entering into the Purchase Agreement.

On April 16, 2007, MTS and OCM Fund assigned to the Co-Investors (the “Assignments”), in accordance with the Purchase Agreement, their rights to purchase a portion of the Initial Shares as follows:  (1) MTS assigned to OCM LLC the right to purchase 1,120,000 shares; (2) MTS assigned to MTS I LLC the right to purchase 320,000 shares; (3) MTS assigned to MTS II LLC the right to purchase 160,000 shares; and (4) OCM Fund assigned to OCM LLC the right to purchase 160 shares.

On April 16, 2007, pursuant to the terms and subject to the conditions contained in the Purchase Agreement, the Investors and the Co-Investors consummated the purchase of the Initial Shares.  The Purchase Price was funded through working capital.  As a result of the Assignments, MTS purchased 1,600,000 shares and OCM Fund purchased 21,301,345 shares.

On July 30, 2010, OCM Fund and MTS purchased 987,532 and 94,968 shares of Common Stock, respectively.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $3,874,680.56 and $372,616.44, respectively.

On August 2, 2010, OCM Fund and MTS purchased 95,287 and 9,163 shares of Common Stock, respectively.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $404,922.11 and $38,938.17, respectively.

On August 3, 2010, OCM Fund and MTS purchased 44,484 and 4,278 shares of Common Stock, respectively.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $189,057.00 and $18,181.50, respectively.

On August 13, 2010, OCM Fund, MTS, MTS I LLC and MTS II LLC purchased 91,227 shares, 3,256 shares, 3,678 shares and 1,839 shares of Common Stock, respectively.  OCM Fund and MTS purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $410,521.50 and $14,652.00, respectively.  MTS I LLC and MTS II LLC purchased the shares of Common Stock with the proceeds of loans from MTS at an investment cost (before fees and commissions) of $16,551.00 and $8,275.50, respectively.

On August 16, 2010, OCM Fund, MTS, MTS I LLC and MTS II LLC purchased 45,613 shares, 3,375 shares, 675 shares and 337 shares of Common Stock, respectively.  OCM Fund, MTS, MTS I LLC and MTS II LLC purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $205,030.44, $15,170.63, $3,034.13 and $1,514.82, respectively.

On August 30, 2010, MTS I LLC and MTS II LLC purchased 14,387 and 7,193 shares of Common Stock, respectively, from MTS, as more fully described in Item 5(c) of the Statement.

MTS I LLC and MTS II LLC purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $55,821.50 and $27,910.75, respectively.

On October 29, 2010, OCM Fund, MTS, MTS I LLC and MTS II LLC purchased 547,362 shares, 40,491 shares, 8,098 shares and 4,049 shares of Common Stock, respectively, as more fully described in Item 5(c) of the Statement.  OCM Fund, MTS, MTS I LLC and MTS II LLC purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $2,062,022.13, $152,537.70, $30,506.79 and $15,253.39, respectively.

On November 3, 2010, OCM Fund, MTS, MTS I LLC and MTS II LLC purchased 342,101 shares, 25,307 shares, 5,061 shares and 2,531 shares of Common Stock, respectively.  OCM Fund, MTS, MTS I LLC and MTS II LLC purchased the shares of Common Stock with working capital at an investment cost (before fees and commissions) of approximately $1,353,009.46, $100,089.18, $20,016.25 and $10,010.10, respectively.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby supplemented to add the following information at the end of this item:

On September 16, 2015, OCM Fund, MTS, OCM LLC, MTS I LLC, MTS II LLC and Larry C. Buckelew (“Buckelew” and, together with OCM Fund, MTS, OCM LLC, MTS I LLC, MTS II LLC, the “Sellers”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Fujian Thai Hot Investment Co., Ltd, an entity organized under the laws of the People’s Republic of China (the “Purchaser”).  Pursuant to the Purchase Agreement and subject to certain conditions described in the Purchase Agreement, the Sellers have agreed to sell to the Purchaser an aggregate of 5,537,945 shares of Common Stock held by the Sellers (the “Shares”) at a price of $18.50 per share in cash for an aggregate purchase price of $102,451,982.50 (the “Purchase Price”).  Upon the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), (i) none of the Reporting Persons will beneficially own any shares of Common Stock and (ii) Michael P. Harmon, Aaron A. Bendickson and Curtis S. Lane, who are the members of the Board of Directors of the Issuer designated by the Sellers (other than Buckelew) will resign as directors.

Further, at the Closing, the Sellers (other than Buckelew) have agreed to assign to the Purchaser all of their respective rights and interest under the Registration Rights Agreement, dated as of November 9, 1999, by and among the Issuer, Viewer Holdings, LLC and certain other parties thereto.

The obligations of the Sellers and the Purchaser to consummate the transactions contemplated by the Purchase Agreement are subject to certain conditions, including receipt of any necessary governmental approvals or consents, receipt of all necessary waivers and consents under the Issuer’s Credit Agreement, the negotiation, execution and delivery by the Purchaser and the Issuer of a definitive Governance and Standstill Agreement containing the terms set forth on an exhibit to the Purchase Agreement (including approval of the transactions contemplated by the Purchase Agreement by the Board of Directors of the Issuer for purposes of Section 203 of the Delaware General Corporation Law), and other customary closing conditions.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

As of September 16, 2015, the Investors and Co-Investors own 5,437,945 shares of Common Stock (the “Shares”), constituting approximately 50.6% of the issued and outstanding Common Stock.  The responses set forth in Items 1 through 3 are incorporated herein by reference.

The OCM Fund directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

The OCM Fund GP, in its capacity as the general partner of the OCM Fund, has the ability to direct the management of the OCM Fund’s business, including the power to vote and dispose of securities held by the OCM Fund; therefore, the OCM Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Fund.

OCM Fund GP Ltd., in its capacity as the general partner of the OCM Fund GP, has the ability to direct the management of the OCM Fund GP’s business, including the power to direct the decisions of the OCM Fund GP regarding the vote and disposition of securities held by the OCM Fund; therefore, OCM Fund GP Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

GP I, in its capacity as the sole shareholder of OCM Fund GP Ltd., has the ability to appoint and remove directors of OCM Fund GP Ltd. and, as such, may indirectly control the decisions of OCM Fund GP Ltd. regarding the vote and disposition of securities held by the OCM Fund; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the OCM Fund; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the OCM Fund; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the OCM Fund; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the OCM Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the OCM Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Fund.

MTS, MTS GP, as the general partner of MTS and managing member of MTS I LLC and MTS II LLC, and MTS Holdings, as Class A Member of MTS GP may be deemed to share beneficial ownership of the Shares because each has agreed to act together with OCM Fund for the purposes of acquiring the shares and therefore may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors and Co-Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported in this Statement are based upon 10,750,624 shares of Common Stock outstanding as of June 30, 2015, as represented by the Issuer on August 7, 2015.

(c)

None of the Reporting Persons, and to the best of their knowledge, none of their respective executive officers, directors or general partners have effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The responses set forth in Items 3 and 4 are incorporated herein by reference.

OCM Fund GP, as the general partner of the OCM Fund, has a carried interest in the OCM Fund.

Except as described above and elsewhere in this Statement, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

A copy of the Purchase Agreement is filed hereto as Exhibit 1.

Item 7.                                 Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Statement:

Exhibit 1                                               Stock Purchase Agreement, dated as of September 16, 2015, by and among OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., Alliance-Oaktree Co-Investors, LLC, Alliance-MTS Co-Investors I, LLC, Alliance-MTS Co-Investors II, LLC, Larry C. Buckelew and Fujian Thai Hot Investment Co., Ltd

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2015

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

	By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its General Partner
	By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
	By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

	By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

	By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

	By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
	By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

	By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

	By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	OAKTREE CAPITAL MANAGEMENT, L.P, the Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

MTS HEALTH INVESTORS II, L.P.

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
Name: Curtis S. Lane
Title: Senior Managing Director

MTS HEALTH INVESTORS II GP, LLC

By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
Name: Curtis S. Lane
Title: Senior Managing Director

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	/s/ Curtis Lane
Name: Curtis S. Lane
Title: Senior Managing Director

ALLIANCE-OAKTREE CO- INVESTORS, LLC

By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P., its Managing Member
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD., its General Partner
By:	OAKTREE CAPITAL MANAGEMENT, L.P., the Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

By:	/s/ Jamie Toothman
Name: Jamie Toothman
Title: Vice President

ALLIANCE-MTS CO-INVESTORS I, LLC

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
Name: Curtis S. Lane
Title: Senior Managing Director

ALLIANCE-MTS CO-INVESTORS II, LLC

By:	MTS HEALTH INVESTORS II GP, LLC, its General Partner
By:	MTS HEALTH INVESTORS II GP HOLDINGS, LLC, the Class A Member

By:	/s/ Curtis Lane
Name: Curtis S. Lane
Title: Senior Managing Director

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund IV GP Ltd.

Oaktree Fund GP I, L.P. is the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd., which is a Cayman Islands exempted company.  Oaktree Capital Management, L.P. is the sole director of OCM Principal Opportunities Fund IV GP Ltd.

OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV GP Ltd. is the general partner of OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV, L.P.

OCM Principal Opportunities Fund IV GP, L.P. is the general partner of OCM Principal Opportunities Fund IV, L.P.